File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended December 31, 2003

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

LOGITECH INTERNATIONAL S.A.

Form 6-K

Exhibit
12.1	Certifications pursuant to Rule 13a-14(a) or Rule 13d-14(a) of the Exchange Act.

13.1	Certifications pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2003	March 31, 2003
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$234,778	$218,734
Accounts receivable	273,326	181,644
Inventories	140,666	124,123
Other current assets	51,266	38,762

Total current assets	700,036	563,263
Investments	16,189	1,458
Property, plant and equipment	36,469	38,914
Intangible assets:
Goodwill	108,615	108,615
Other intangible assets	13,838	17,523
Other assets	12,072	8,529

Total assets	$887,219	$738,302

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$10,499	$10,102
Accounts payable	179,642	129,326
Accrued liabilities	122,558	98,134

Total current liabilities	312,699	237,562
Long-term debt	142,433	131,615
Other liabilities	3,535	3,563

Total liabilities	458,667	372,740

Shareholders’ equity:
Registered shares, par value CHF 1 - 57,901,655 authorized, 17,890,465 conditionally authorized, 47,901,655 issued and outstanding at December 31, 2003 and at March 31, 2003	33,370	33,370
Additional paid-in capital	138,231	150,849
Less registered shares in treasury, at cost, 2,931,926 at December 31, 2003 and 2,454,857 at March 31, 2003	(94,631)	(76,891)
Retained earnings	396,936	303,234
Accumulated other comprehensive loss	(45,354)	(45,000)

Total shareholders’ equity	428,552	365,562

Total liabilities and shareholders’ equity	$887,219	$738,302

The accompanying notes are an integral part of these consolidated condensed financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share amounts)

	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002
	(unaudited)		(unaudited)
Net sales	$409,557	$351,756	$921,342	$798,584
Cost of goods sold	269,082	234,744	627,767	529,327

Gross profit	140,475	117,012	293,575	269,257
Operating expenses:
Marketing and selling	47,751	41,271	115,266	107,485
Research and development	15,582	14,220	44,718	40,853
General and administrative	11,800	10,750	32,977	31,862

Total operating expenses	75,133	66,241	192,961	180,200

Operating income	65,342	50,771	100,614	89,057
Interest expense, net	(316)	(239)	(1,669)	(508)
Other income, net	1,786	8	1,493	1,716

Income before income taxes	66,812	50,540	100,438	90,265
Provision for income taxes	12	10,108	6,737	18,044

Net income	$66,800	$40,432	$93,701	$72,221

Net income per share and ADS:
Basic	$1.49	$.88	$2.06	$1.57
Diluted	$1.35	$.80	$1.91	$1.43
Shares used to compute net income per share and ADS:
Basic	44,879,489	46,045,955	45,427,207	46,081,614
Diluted	49,764,195	51,168,419	50,175,604	51,795,923

The accompanying notes are an integral part of these consolidated condensed financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine months ended December 31,
	2003	2002
	(unaudited)
Cash flows from operating activities:
Net income	$93,701	$72,221
Non-cash items included in net income:
Depreciation	20,356	20,162
Amortization of other intangible assets	3,945	3,791
Write off of investment	516	1,675
Release of tax valuation allowance	(13,350)	—
Other	105	150
Changes in assets and liabilities:
Accounts receivable	(80,800)	(58,781)
Inventories	(10,580)	(51,005)
Other assets	(1,420)	(6,407)
Accounts payable	46,135	60,572
Accrued liabilities	26,154	28,938

Net cash provided by operating activities	84,762	71,316

Cash flows from investing activities:
Purchases of property, plant and equipment	(17,720)	(24,493)
Acquisitions and investments, net of cash acquired	(15,507)	2,109
Sales of investments	—	2,072

Net cash used in investing activities	(33,227)	(20,312)

Cash flows from financing activities:
Net borrowing of short-term debt	—	2,844
Repayment of long-term debt	(1,018)	(804)
Purchase of treasury shares	(53,388)	(40,776)
Proceeds from sale of shares upon exercise of options and rights	18,830	12,776

Net cash used in financing activities	(35,576)	(25,960)

Effect of exchange rate changes on cash and cash equivalents	85	1,354

Net increase in cash and cash equivalents	16,044	26,398
Cash and cash equivalents at beginning of period	218,734	143,101

Cash and cash equivalents at end of period	$234,778	$169,499

Supplemental cash flow information:
Interest paid	$1,460	$1,247
Income taxes paid	$2,430	$3,653
Non-cash investing and financing activities:
Note payable issued to acquire 3Dconnexion minority interest	$—	$7,400
Assumption of Spotlife capital lease	$—	$2,682

The accompanying notes are an integral part of these consolidated condensed financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 1 — The Company:

Logitech International S.A. (the “Company”) designs, manufactures and markets personal interface products and supporting software that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company’s products include corded and cordless mice, trackballs and keyboards; joysticks, gamepads and racing systems; internet video cameras; PC speakers, headsets and microphones; and 3D controllers. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of retail distributors and resellers.

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depositary Shares (“ADSs”) and listed the ADSs on the Nasdaq National Market system. The Company’s corporate headquarters are in Fremont, California through its U.S. subsidiary, with regional headquarters in Switzerland, Taiwan and Hong Kong, China through local subsidiaries. The Company has its principal manufacturing operations in China, and distribution facilities in the U.S., Europe and Asia.

Note 2 — Interim Financial Data:

The accompanying consolidated condensed financial statements should be read in conjunction with the Company’s 2003 Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In the opinion of management, the accompanying financial information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the results of any future period.

The Company reports quarterly results on thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

Note 3 — Net Income per Share and ADS:

Basic earnings per share are computed by dividing net income by the weighted average number of outstanding registered shares. Diluted earnings per share are computed using weighted average registered shares and, if dilutive, weighted average registered share equivalents. The registered share equivalents are registered shares issuable upon the exercise of stock options and stock purchase plan agreements (using the treasury stock method), and upon the conversion of convertible debt (using the if-converted method). For the three and nine months ended December 31, 2003 and 2002, the shares issuable upon conversion of the convertible debt were included in the registered share equivalents due to its dilutive effect.

The computation of the basic and diluted per share amounts for the Company was as follows:

	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002
	(In thousands)
Net income:
Basic	$66,800	$40,432	$93,701	$72,221
Convertible debt interest expense, net of income tax	628	570	1,891	1,709

Diluted	$67,428	$41,002	$95,592	$73,930

Weighted average common shares outstanding:
Basic	44,879	46,046	45,427	46,082
Effect of dilutive stock options	2,161	2,398	2,025	2,990
Effect of dilutive convertible debt	2,724	2,724	2,724	2,724

Diluted	49,764	51,168	50,176	51,796

Note 4 – Equity Investment:

In July 2003, the Company made a $15 million cash investment in the Anoto Group AB (“Anoto”) which represents approximately 10% of Anoto’s outstanding shares and is accounted for under the cost method. As part of this investment, a Logitech executive was elected to the Anoto board of directors. Anoto is a publicly-traded Swedish high technology company that licenses its digital pen technology to Logitech.

The Company uses the cost method of accounting for all other investments, each of which represent less than 20% ownership interests.

Note 5 – Balance Sheet Components:

	December 31, 2003	March 31, 2003
	(in thousands)
Accounts receivable:
Accounts receivable	$320,782	$217,596
Allowance for doubtful accounts	(7,050)	(7,716)
Allowance for returns and other	(40,406)	(28,236)

	$273,326	$181,644

Inventories:
Raw materials	$20,717	$19,710
Work-in-process	588	418
Finished goods	119,361	103,995

	$140,666	$124,123

Other current assets:
Tax and VAT refund receivables	$13,896	$14,154
Deferred taxes	23,885	10,004
Prepaid expenses	3,170	4,314
Prepaid royalties	4,608	3,746
Other current assets	5,707	6,544

	$51,266	$38,762

Property, plant and equipment:
Land	$1,891	$1,830
Plant and buildings	20,536	19,722
Equipment	69,067	68,158
Computer equipment and software	57,329	53,416

	148,823	143,126
Less accumulated depreciation	(112,354)	(104,212)

	$36,469	$38,914

Other assets:
Deposits	$1,097	$1,037
Debt issuance costs	1,357	1,782
Deferred taxes	2,563	2,501
Advance royalty payments	2,090	3,173
VAT refund receivable	4,900	—
Other	65	36

	$12,072	$8,529

Note 6 — Other Intangible Assets

Acquired other intangible assets subject to amortization were as follows:

	December 31, 2003		March 31, 2003
	Gross Carrying Amounts	Accumulated Amortization	Gross Carrying Amounts	Accumulated Amortization
	(in thousands)
Trademark/tradename	$15,979	$(8,688)	$15,671	$(7,040)
Existing and core technology	17,323	(10,776)	17,323	(8,431)
Other	500	(500)	500	(500)

	$33,802	$(19,964)	$33,494	$(15,971)

For the three months ended December 31, 2003 and 2002, amortization expense for other intangible assets was $1.3 million. For the nine months ended December 31, 2003 and 2002, amortization expense for other intangible assets was $3.9 million and $3.8 million. The estimated annual amortization expense for other intangible assets is $5.1 million, $5.1 million, $3.4 million, $2.6 million and $1.1 million for the fiscal years 2004, 2005, 2006, 2007 and 2008.

Note 7 — Long Term Convertible Debt:

On June 8, 2001, Logitech sold CHF 170,000,000 (US $95,625,000) aggregate principal amount of its 1% Convertible Bonds 2001-2006 with maturity in 2006. The Company registered the convertible bonds for resale with the Swiss Stock Exchange. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%. The bonds are convertible at any time into shares of Logitech registered shares at the conversion price of CHF 62.4 (US $49.66) per share. Early redemption is permitted at any time at the accreted redemption amount, subject to certain requirements. The Company accounts for the redemption premium over the term of the loan by recording interest expense and increasing the carrying value of the loan. As of December 31, 2003, the carrying amount of the convertible bonds was CHF 174,354,000 (US $138,756,000) and the fair value based upon quoted market value was CHF 194,310,000 (US $154,644,000).

Note 8 — Comprehensive Income:

Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income plus the net change in accumulated other comprehensive loss, an element of shareholders’ equity. Accumulated other comprehensive loss consists of the net change in the accumulated foreign currency translation adjustment account, the net change in unrealized gains or losses on marketable equity securities, and the net change in deferred realized gains and losses in hedging activity. For the three months ended December 31, 2003 and 2002, comprehensive income was $64.2 million and $37.1 million. For the nine months ended December 31, 2003 and 2002, comprehensive income was $93.4 and $60.8 million.

Note 9 — Stock-Based Compensation Plans:

The Company has adopted the pro forma disclosure-only requirements of Statement of Financial Accounting Standards (“SFAS”) 123, “Accounting for Stock-Based Compensation” and SFAS 148, “Accounting for Stock-Based Compensation, Transition and Disclosure,” which require companies to measure employee stock compensation based on the fair value method of accounting. As permitted by SFAS 123, the Company follows the accounting provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” which uses the intrinsic value method in accounting for compensation expense under the stock option and purchase plans. Under the intrinsic value method, compensation expense is not recognized unless the exercise price of an option is less than the market value of the underlying stock on the grant date. If compensation expense under these plans had been determined pursuant to SFAS 123, the Company’s net income and net income per share would have been as follows:

	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002
	(in thousands, except per share data)
Net income:
As reported	$66,800	$40,432	$93,701	$72,221
Add back: Stock-based employee compensation expense included in reported net income	—	42	—	93
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax	(5,579)	(4,927)	(16,143)	(15,470)

Pro forma net income	$61,221	$35,547	$77,558	$56,844

Basic earnings per share and ADS:
As reported	$1.49	$0.88	$2.06	$1.57
Pro forma basic net income per share and ADS	$1.36	$0.77	$1.71	$1.23

Diluted earnings per share and ADS:
As reported	$1.35	$0.80	$1.91	$1.43
Pro forma diluted net income per share and ADS	$1.24	$0.71	$1.58	$1.13

The fair value of the grants under the purchase plans and stock options plans was estimated using the Black-Scholes valuation model with the following assumptions and values:

	Three months ended December 31,				Nine months ended December 31,
	Purchase Plans		Stock Option Plans		Purchase Plans		Stock Option Plans
	2003	2002	2003	2002	2003	2002	2003	2002
Dividend yield	0	0	0	0	0	0	0	0
Expected life	6 mos	6 mos	3.3 yrs	3.5 yrs	6 mos	6 mos	3.4 yrs	3.4 yrs
Expected volatility	51%	64%	65%	68%	55%	67%	65%	69%
Risk-free interest rate	1.05%	1.75%	2.63%	1.75%	1.05%	1.75%	2.63%	1.75%
Weighted average fair value of grant	$12.47	$15.63	$16.74	$13.80	$11.85	$15.03	$14.97	$14.77

Note 10 — Derivative Financial Instruments – Foreign Exchange Hedging:

The Company enters into forward foreign exchange contracts (accounted for as cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive income until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge is ineffective, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not incur any gains or losses due to hedge ineffectiveness during the first nine months of fiscal 2004 and fiscal 2003.

The notional amount of foreign exchange contracts outstanding at December 31, 2003 and 2002 was $36.0 million and $19.0 million. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized losses, totaled $1.6 million at December 31, 2003 and is expected to be classified into cost of goods sold when the related inventory is sold. Realized net losses classified to cost of goods sold during the quarters ended December 31, 2003 and 2002 were $.4 million and $.1 million. Realized net losses classified to cost of goods sold during the nine months ended December 31, 2003 and 2002 were $1.6 million and $.5 million.

Note 11 — Contingencies:

The Company has guaranteed the obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers for their purchase of components to manufacture Logitech products. These guarantees have a term of one year and are automatically extended for one or more additional years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to guarantee similarly vary. At December 31, 2003, the amount of these outstanding guaranteed purchase obligations was approximately $3.2 million.

Logitech indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. The Company has not incurred significant costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is insignificant and no amounts have been accrued for these indemnification provisions at December 31, 2003.

In December 1996, the Company was advised of the intention to begin implementing a value added tax (“VAT”) on goods manufactured in certain parts of China since July 1995, including where the Company’s operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company has been assured by Chinese officials that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. The Company believes the ultimate resolution of this matter will not have a material adverse effect on the Company’s financial position, cash flows or results of operations.

In the normal course of business, the Company pays VAT in China on components purchased in China, which are refunded after export of goods manufactured in China. The Company files for refunds, receives approvals from Chinese tax officials and then receives a refund. Beginning in early fiscal year 2002, approval and refund delays started to occur and the Company has accumulated a significant VAT refund receivable. The Company has received assurances from Chinese officials that all approved claims will be paid in full. In March and July 2003, a portion of the VAT receivable was sold to a bank on a non-recourse basis for a negotiated discount.

The total VAT receivable may increase or decrease in the future depending on the amount of component purchases in China, the rate used for VAT refunds, the amount of collections from the Chinese government and the amount of VAT that the Company may be able to sell on a non-recourse basis in the future. The Company does not expect the outcome of this matter to have a significant impact on the Company’s financial position or results of operations.

The Company is subject to claims and lawsuits relating to patent infringement and intellectual property rights. The Company believes that none of the litigation matters in which the Company is currently involved will have a material adverse impact on the Company’s business, financial condition and operating results. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company’s business, financial condition and operating results.

LOGITECH INTERNATIONAL S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Logitech International S.A. designs, manufactures and markets personal interface products and supporting software that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company’s products include corded and cordless mice, trackballs and keyboards; joysticks, gamepads, and racing systems; internet video cameras; PC speakers, headsets and microphones; and 3D controllers. The Company sells its products through two primary channels; original equipment manufacturers (“OEMs”) and a network of retail distributors and resellers (“retail”).

Results of Operations

The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:

	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	65.7	66.7	68.1	66.3

Gross profit	34.3	33.3	31.9	33.7
Operating expenses:
Marketing and selling	11.6	11.7	12.5	13.5
Research and development	3.8	4.0	4.9	5.1
General and administrative	2.9	3.1	3.6	4.0

Total operating expenses	18.3	18.8	21.0	22.6

Operating income	16.0	14.5	10.9	11.1
Interest expense, net	(.1)	(.1)	(.2)	—
Other income, net	.4	—	.2	.2

Income before income taxes	16.3	14.4	10.9	11.3
Provision for income taxes	—	2.9	.7	2.3

Net income	16.3%	11.5%	10.2%	9.0%

Comparison of three months ended December 31, 2003 and 2002

Net Sales

Net sales for the three months ended December 31, 2003 increased $57.8 million or 16.4% to $409.6 million over the same quarter last year. This growth came primarily from sales of gaming peripherals, desktop and audio products. With approximately 42% of the Company’s sales denominated in currencies other than the U.S. dollar, the Company continued to benefit from the strengthening of the Euro in the third quarter of the fiscal year 2004. This benefit does not take into account the impact that currency fluctuations have on our pricing strategy which results in the Company lowering or raising selling prices in one currency to avoid disparity with U.S. dollar prices.

Retail sales grew by 12.4% over the same quarter last year. This growth primarily came from desktop, audio, and gaming peripherals products. Retail sales of the Company’s traditional pointing devices, which primarily consist of mice and also include trackballs, decreased by 11%, while unit volume decreased by 18%. Sales of cordless mice increased by 6% while unit volumes grew 12% as the market for cordless mice continued to grow. The increase was more than offset by the decrease in sales of corded mice. Sales of corded mice declined by 17% and unit volumes decreased by 23%. The decrease is due to intense competition and older Logitech product offerings in the entry-level segment of the corded mice business. Sales of keyboards and desktop products increased by 25% and unit volume grew 11%. The sales increase came mainly from our cordless desktop products driven by the sales of our two Bluetooth cordless desktops. For video products, the Company continues to focus on webcam products, which grew by 26% with unit volumes growing 19%. Sales of our lower volume dualcam cameras declined by 47% with unit volumes decreasing by 51%. Sales of our interactive entertainment products for gaming consoles increased by 75% with unit volumes increasing by 68%. This growth mainly came from console steering wheels due to the successful introduction of the Driving Force Pro. Sales of Logitech PC gaming products increased by 29% and unit volumes increased by 32%. The growth came across all product categories, which include joysticks, controllers and steering wheels. Retail sales of the Company’s audio products, which include PC headsets, speakers and headphones, increased by 49%, while the unit volumes declined slightly by 2%. The sales increase was due to the continuing success of the Logitech branded speakers, while the volume decrease represents a decrease in demand in the Company’s low cost Labtec branded product lines.

During the third quarter of fiscal 2004, our retail sales in North America grew 4% when compared to the same period last year despite the continued competitive and promotional environment in the retail channel. In Europe, retail sales grew by 21% over the prior year. Europe sales levels benefited from the strengthening Euro as well as the strong sales of the Company’s Bluetooth cordless desktops. Our retail sales in Asia-Pacific grew by 3% when compared to the prior year. All regions, especially North America, experienced the impact of the declining sales in corded mice. The Company expects the retail business to continue to face intense competitive pressure across all product categories and all regions.

OEM sales grew 39% compared to the same quarter last year and represented 18% of our net sales, compared to 15% in the same quarter last year. The sales growth primarily came from gaming console products as well as our mice products. The growth in gaming console products was attributable to the strong sales of the Eye-Toy™ camera for the PlayStation®2. Mice sales increased by 14% with unit volumes increasing 19%.

Gross Profit

Gross profit consists of net sales, less cost of goods sold which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit increased 20.1% to $140.5 million primarily due to the higher sales volumes.

Gross margin (gross profit as a percentage of net sales) increased from 33.3% to 34.3% compared to the same period last year. This increase came primarily from improved margins in our audio and interactive entertainment products. In addition, the Company made significant improvements in the management of freight costs when compared to the third quarter of last year when the Company utilized air shipments to compensate for product launch delays and for product shipments as a result of slower than anticipated return to normal logistics after resolution of the dock strike on the west coast of the United States.

In October, 2003, the Chinese government announced that it intends to reduce VAT refunds on components purchased in China and incorporated in exported products reimbursement effective January 1, 2004, which would increase cost of goods sold. The Company is actively managing its inventory sources and purchasing process in China in order to reduce the impact of the reduction in VAT refunds. The impact of this change will vary from quarter to quarter depending on inventory purchases in China, but the Company does not expect this change to have a signficant impact on gross margins.

Operating Expenses

Marketing and Selling

Marketing and selling expenses consist of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs. Marketing and selling expenses increased 15.7% to $47.8 million. This increase was primarily due to the continued cordless product advertising campaign in the United States which featured television, print and web advertising to support greater brand awareness and demand generation. This advertising campaign will be complete in the fourth quarter of fiscal year 2004. Even with the increased advertising costs, marketing and selling costs as a percentage of sales decreased slightly from 11.7% to 11.6%.

Research and Development

Research and development expenses consist of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products, and the enhancements of existing products. Research and development expenses increased 9.6% to $15.6 million. The increase was mainly due to increased personnel and related expenses to support the development of new products. As a percentage of net sales, research and development expenses decreased to 3.8% compared to 4.0% for the same quarter last year.

General and Administrative

General and administrative expenses consist primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources, and legal functions. General and administrative expenses for the three months ended December 31, 2003 increased 9.8% to $11.8 million. The increase was mainly attributable to increased personnel expenses to support the growth of our business. As a percentage of net sales, general and administrative expenses decreased from 3.1% to 2.9%.

Interest Expense, Net

Net interest expense was $ .3 million and $ .2 million for the three months ended December 31, 2003 and 2002. The interest expense was primarily related to the convertible debt and capital equipment leases, partially offset by the interest income earned on cash and cash equivalents.

Other Income, Net

Other income was $1.8 million for the three months ended December 31, 2003, compared to $8 thousand for the same period last year. Other income this year consisted primarily of favorable fluctuations in exchange rates. Other income last year consisted primarily of $1.0 million of favorable fluctuations in exchange rates, offset by $1.0 million from the write-down of an investment.

Provision for Income Taxes

The provision for income taxes consists of income and withholding taxes. The provision for income taxes for the periods ended December 31, 2003 and 2002 was $12 thousand and $10.1 million. During the quarter ended December 31, 2003, the Company released $13.4 million of the tax valuation allowance on specific deferred tax assets. The tax valuation allowance is evaluated regularly and was released primarily as a result of achieving sustained profitability in certain tax jurisdictions. As a result, the effective tax rate of 20% for the quarter ended December 31, 2003 was reduced to .02%, compared to 20% for the same quarter last year. The Company expects the effective tax rate for the fourth quarter of fiscal year 2004 to be 15%.

Comparison of nine months ended December 31, 2003 and 2002

Net Sales

Net sales for the nine months ended December 31, 2003 increased 15.4% to $921.3 million. This growth came primarily from the Company’s gaming peripherals, desktop and audio products.

Retails sales grew by 11% over the same period last year. The growth was mainly from audio, gaming peripherals, desktop and video products. Our sales of pointing devices decreased by 4% with unit volumes decreasing by 2%. The decrease is primarily due to declines in sales of corded mice as a result of intense competition, especially in the entry-level segment. Sales of keyboards and desktop products increased by 10% and unit volume grew 22%. The increase was mainly attributable to the sales of desktop products which increased by 13% with volume up by 34%. The Company’s webcam products grew by 31% with unit volumes growing 27%. Sales of our lower volume dualcam cameras declined by 51% with unit volumes down by 40%. Video sales increased 9% while unit volumes increased 17% due to the high demand for PC web cameras, which was partially offset by the declining market for dualcam products. Sales of our interactive entertainment products for gaming consoles increased by 80% with unit volumes increasing by 106%. This growth was due to the success of both the cordless controllers and steering wheels. In our PC gaming business, sales increased by 30% and unit volumes grew 27%. The growth occurred across all entertainment products, which include joysticks, controllers and steering wheels. Sales of the Company’s audio products increased by 55% while unit volumes increased by 28%. The growth came from the success of the Logitech branded speakers.

For the nine months ended December 21, 2003, our retail sales in North America grew 5% when compared to the same period last year despite the continued competitive and promotional environment in the retail channel. In Europe, retail sales grew by 17% over the prior year. Europe sales levels benefited from the strengthening Euro and growth in the sales of Logitech branded speakers and Bluetooth cordless desktops products. Our retail sales in Asia-Pacific grew by 11% when compared to the prior year. The Company expects the retail business to continue to face intense competitive pressure across all product categories and across all regions.

OEM sales increased by 38.5% compared to the same period last year, principally due to the significant sales in gaming console peripherals and mice. OEM sales represented 20% of our sales for the nine months ended December 31, 2003, compared to 17% for the same period last year. The growth in gaming console peripherals was attributable to sales of the Eye-Toy™ camera and USB headsets for the PlayStation®2.

Gross Profit

Gross profit increased 9% to $293.6 million for the nine months ended December 31, 2003. The increase of gross profit was mainly due to the higher revenue levels in our audio and gaming peripheral products.

Gross profit as a percentage of net sales decreased from 33.7% to 31.9%. This decrease was mainly due to our product mix. Our sales for the nine months ended December 31, 2003 included a higher percentage of audio, gaming peripheral and video products that have lower margins than our traditional pointing device products. The higher percentage of OEM sales in our sales mix also reduced our gross profit. These decreases were partially offset by reductions in product cost, especially with our retail audio and interactive entertainment products.

Operating Expenses

Marketing and Selling

Marketing and selling expense for the nine months ended December 31, 2003 increased 7.2% to $115.3 million. This increase was primarily due to the cordless product advertising campaign in the United States that featured television, print and web advertising. As a percentage of net sales, marketing and selling costs decreased from 13.5% to 12.5% compared to the same period last year.

Research and Development

Research and development expenses for the nine months ended December 31, 2003 increased 9.5% to $44.7 million. The increase was mainly due to increased personnel to support ongoing investment in product development. As a percentage of net sales, research and development decreased from 5.1% to 4.9%.

General and Administrative

General and administrative expense for the nine months ended December 31, 2003 increased 3.5% to $33.0 million. This increase was primarily due to higher personnel expenses to support the growth of our business which was partially offset by lower discretionary spending. As a percentage of net sales, general and administrative decreased from 4.0% to 3.6%.

Interest Expense, Net

Interest expense for the nine months ended December 31, 2003 was $1.7 million, compared to $.5 million in the same period last year. Interest expense was higher this year because of the $.8 million financing charge for the VAT receivable sold to a bank in July 2003.

Other Income, Net

Other income was $1.5 million for the nine months ended December 31, 2003, compared to $1.7 million last year. Other income this year consisted primarily of $2.4 million of favorable fluctuations in exchange rates, offset by a $.5 million provision for a potentially non-recoverable insurance loss and a $.5 million write-down of an investment.

Other income last year included $3.3 million of favorable fluctuations in exchange rates offset by a $1.7 million loss from the write-down and sale of shares of Immersion Corporation.

Provision for Income Taxes

During the quarter ended December 31, 2003, the Company released $13.4 million of the tax valuation allowance on specific deferred tax assets. As a result, the effective tax rate of 20% for the nine months ended December 31, 2003 was reduced to 6.7%, compared to 20% for the same period last year.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At December 31, 2003, net working capital was $387.3 million, compared to $325.7 million at March 31, 2003. Cash and cash equivalents totaled $234.8 million, an increase of $16.0 million from March 31, 2003. The increase came from the positive cash provided by operating activities, which more than offset $53.4 million to repurchase Logitech shares and $15.5 million for additional equity investments.

The Company has financed its operations and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. The Company’s normal short-term liquidity and long-term capital resource requirements will be provided from three sources: ongoing cash flow from operations, cash and cash equivalents on hand and borrowings, as needed, under the credit facilities.

The Company had credit lines with several European and Asian banks totaling $65.8 million as of December 31, 2003. As is common for business in European countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of December 31, 2003, $56.0 million was available under these facilities.

Cash Flow from Operating Activities

The Company’s operating activities provided net cash of $84.8 million for the nine months ended December 31, 2003, compared to $71.3 million in the same period last year. For the nine months ended December 31, 2003, cash flow was generated from strong collection efforts on higher sales this year. For the same period last year, cash flow from operating activities was negatively impacted by higher inventory purchases, due to a combination of factors including the North American warehouse transition and providing a contingency against the possible dock strike on the west coast of the United States.

Cash Flow from Investing Activities

The Company’s investing activities used cash of $33.2 million and $20.3 million for the nine months ended December 31, 2003 and 2002. During the period ended December 31, 2003, cash of $17.7 million was used to acquire property and equipment, primarily tooling and computer equipment. The Company also used $15.1 million to acquire an equity investment.

In the same period last year, the Company used $24.5 million to purchase property and equipment offset by cash of $2.5 million received as a result of the Spotlife acquisition in May 2002. These expenditures were further offset by cash proceeds of $.7 million from the sale of available-for-sale securities and $1.4 million of net cash proceeds from the sale of a non-core business activity in December 2002.

Cash Flow from Financing Activities

The Company’s financing activities used cash of $35.6 million and $26.0 million for the nine months ended December 31, 2003 and 2002. During the nine months ended December 31, 2003, the Company repurchased shares under buy back programs authorized by the Board of Directors as follows:

				Amount Purchased
Date of Announcement	Approved Buyback Amount	Equivalent USD Amount (1)	Expiration Date	Nine months ended December 31, 2003		Program to date
				Shares	Amount	Shares	Amount
(In thousands)
October, 2003	CHF 40,000	$31,834	October, 2004	150	$6,316	150	$6,316
February, 2003	CHF 75,000	$54,700	September, 2003	1,534	$47,072	1,772	$54,700

(1)	Represents the Approved Buyback Amount in U.S. dollars, calculated using the translation rate as of December 31, 2003.

During the nine months ended December 31, 2003, the Company realized $18.8 million of proceeds from the sales of shares pursuant to employee stock purchase and stock option plans.

During the nine months ended December 31, 2002, the Company realized $12.8 million of proceeds from the sale of shares pursuant to employee stock purchase and stock option plans. At December 2002, the Company had repurchased 1,138,000 shares for $40.8 million in open market transactions under a share buyback program announced in July 2002.

Commitments

The Company believes that it will continue to make investments in capital expenditures in the future to support product development activities and ongoing and expanded operations. Fixed commitments for capital expenditures, primarily for computer software and warehouse facilities, approximated $4.8 million at December 31, 2003. Commitments for inventory approximated $112.5 million at December 31, 2003 and are made in the normal course of operations to original design manufacturers, contract manufacturers and other suppliers. Fixed commitments for marketing expenditures primarily for the cordless product advertising campaign approximated $2.9 million at December 31, 2003.

The Company believes that its cash and cash equivalents, cash from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

The Company has guaranteed the obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees have a term of one year and are automatically extended for one or more additional years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to guarantee similarly varies. At December 31, 2003, the amount of these outstanding guaranteed purchase obligations was approximately $3.2 million.

Logitech indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at December 31, 2003.

Risk Factors

Our operating results are difficult to predict and fluctuations in them may cause volatility in the price of our ADSs and registered shares.

Given the nature of the markets in which we participate, our revenues and profitability are difficult to predict for many reasons, including the following:

•	Our operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, our revenues in any quarter depend primarily on orders booked and shipped in that quarter. In addition, a significant portion of our quarterly retail sales generally occur in the last month of each quarter, with some quarters experiencing a concentration of sales in the final week, which increases the difficulty in predicting revenues and profitability for the quarter.

•	A large portion of our costs must be incurred in advance of sales orders, because we must plan research and production, order components and enter into development, sales and marketing, and other operating commitments before each quarter begins. This makes it difficult for us to adjust our costs to compensate for a revenue shortfall, which may magnify the adverse impact of a revenue shortfall on our operating results.

•	Our revenues and profitability depend in part on the mix of our retail and OEM sales as well as our product mix. Our prices and gross margins are generally lower for sales to OEM customers compared to our sales to retail customers. Our prices and gross margins can vary significantly by product line as well as within product lines. OEM sales also can fluctuate widely from quarter to quarter due to fluctuation in sales of our gaming peripherals to Sony.

•	Fluctuations in currency exchange rates impact our revenues and profitability because we report our financial statements in United States dollars whereas a significant portion of our sales to customers are in other currencies, particularly the Euro. Furthermore, fluctuations in foreign currencies impact our global pricing strategy resulting in our lowering or raising selling prices in a currency in order to avoid disparity with the U.S. dollar prices.

Fluctuations in our operating results may cause volatility in the price of our ADSs and registered shares. For example, in the first quarter of fiscal 2004, our operating results did not meet our targets, which had a significant adverse effect on the trading price of our ADSs and registered shares.

Production levels that do not match demand for our products may result in lost sales or in a reduction in our gross margins.

We base our production levels on our forecasts of demand for our products. Actual demand for our products depends on many factors that make it difficult to forecast. We have experienced differences between our actual and our forecasted demand in the past and expect to in the future. The following problems could occur as a result of these differences:

•	If demand for our products is below our forecasts, we could produce excess inventory or have excess manufacturing capacity. Excess inventory may negatively impact cash flows and may result in inventory write-offs. Excess manufacturing capacity could result in higher production costs and lower margins.

•	If demand for our products exceeds our forecast, we would have to rapidly increase production. We depend on suppliers and manufacturers to provide components and subassemblies. As a result, we may not be able to increase our production levels to meet unexpected demand and could lose sales on a short-term basis while we try to increase production. If customers turn to competitive sources of supply to meet their needs, our revenues would be impacted.

•	Rapidly increasing our production levels to meet unanticipated demand could result in higher costs for components and subassemblies, increased expenditures for freight to expedite delivery of materials or finished goods, and higher overtime costs and other expenses. These higher expenditures could result in lower gross margins.

If we do not timely introduce successful products our business and operating results will suffer.

The market for our products is characterized by rapidly changing technology and frequent new product introductions. The success of our products depends on several factors, including our ability to:

•	anticipate technology and market trends;

•	timely develop innovative new products and enhancements;

•	distinguish our products from those of our competitors;

•	manufacture and deliver high quality products in sufficient volumes; and

•	price our products competitively.

If we do not do these successfully, our business, financial condition and operating results will suffer.

Our failure to manage growth could harm us.

We have rapidly and significantly expanded the number and types of products we sell and will endeavor to expand our product portfolio further. This expansion places a significant strain on our management, operational and engineering resources. The areas that in particular are put under strain by our growth include the following:

New Product Launch. With the growth of our product portfolio, we experience increased complexity in coordinating product development, manufacturing, and shipping. As this complexity increases, it places strain on our ability to accurately coordinate the commercial launch of our products with adequate supply and marketing support to meet customer demands. If we are unable to scale and improve our product launch coordination, we could frustrate our customers and lose retail shelf space and product sales.

Forecasting, Planning and Supply Chain Logistics. With the growth of our product portfolio, we also experience increased complexity in forecasting customer demand and in planning for the production and delivery of the right products to the right locations. If we are unable to scale and improve our forecasting, planning and logistics, we could frustrate our customers, lose product sales or produce excess inventory.

To manage the growth of our operations, we will need to continue to improve our transaction processing, operational and financial systems, procedures and controls to cope with the increased complexity. If we are unable to scale and improve them, the consequences could include: delays in shipment of product, degradation in levels of customer support, lost sales and increased inventory. These difficulties could harm or limit our ability to expand.

If we do not compete effectively, demand for our products will fall and our business and operating results will be significantly harmed.

Our industry is intensely competitive. It is characterized by a trend of declining average selling prices in the OEM market, performance enhancements and new features of competing retail products, and increased price competition from both the primary competitors in our markets as well as from less established brands.

Microsoft is our main competitor in retail pointing devices and keyboards. Microsoft’s offerings include a complete line of mice, trackballs and keyboards including cordless mice and desktops. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer base, than we have. We continue to encounter pricing actions, promotions and channel marketing on a worldwide basis from Microsoft which has and will continue to impact our revenue and margins. We are also experiencing competition and price pressure for corded and cordless mice and desktops from less established brands, in the lower price segments which we expect will continue to impact our market share.

Microsoft is a leading producer of operating systems and applications with which our pointing, keyboard and gaming devices are designed to operate. As a result, Microsoft may be able to improve the functionality of its pointing, keyboard and gaming devices to correspond with ongoing enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

Our main competitors in the U.S. for PC video cameras are Creative Labs and Veo. In Europe, our main competitors are Philips and Creative Labs. We are also experiencing ongoing competition from less established brands in PC video cameras that are seeking shelf space and increased market share through price competition.

Competitors for our interactive entertainment products include Guillemot, Gravis, Mad Catz, and Saitek Industries. Our cordless controllers for PlayStation®2 are competing against Sony’s sales of their own corded controllers. Sony has substantially greater resources than we do. We also compete with another OEM manufacturer for sales of the EyeToy product to Sony. If Sony were to move away from Logitech as a supplier of this product, this could reduce our OEM revenue.

Competitors in audio devices vary by product line. In the PC speaker business, competitors include Altec Lansing and Creative Labs. In the PC and console headset and microphone business, competitors include Altec Lansing and Plantronics. These markets are intensely competitive and market leadership changes frequently as a result of new products, designs and pricing

We expect to continue to experience competition and price pressures in the OEM business and performance enhancements of competing products in retail as well as pricing pressure from less established brands. In addition, consolidation in the personal computer and retail industries has increased the purchasing power of our customers. If we do not continue to distinguish our products and brand, through distinctive, technologically-advanced features, design, and services, demand for our products will fall, our gross margins may decrease, we will lose market share, and our revenues will decline.

We expect to continue to experience increased competitive pressures in our retail business particularly in the terms and conditions that our competitors offer to our customers, which may be more favorable than our terms. For example, some of our competitors are beginning to offer to consign products rather than sell them directly to their customers. We may have to offer similar terms to compete effectively. Offering products on a consignment basis would potentially delay the timing of our revenue recognition, increase inventory balances as well as require changes in our systems to track inventory.

Our success depends on the continued viability and financial stability of our distributors, retailers and OEM customers.

We sell our products through a domestic and international network of distributors, retailers and OEM customers, and our success depends on the continued viability and financial stability of these customers. The distribution, retail and OEM industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels.

The loss of one or more of our distributors, major retailers or OEM customers could significantly harm our business, financial condition and operating results. In addition, because of our sales to large high volume customers, we maintain individually significant receivable balances with these customers. We seek to control our credit risk through ongoing credit evaluation of our customers’ financial condition and by purchasing credit insurance on European retail accounts receivable balances, but generally we do not require any collateral from our customers. If any of our major customers were to default in the payment of its receivables owed to us, our business, financial condition and operating results could be harmed.

A significant amount of our manufacturing operations are located in China, which exposes us to risks associated with doing significant business in that country.

A significant amount of our manufacturing operations are located in China. These operations could be severely impacted by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States and Europe. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. The Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or because of deterioration in relations between China and Taiwan, may diminish the productivity and effectiveness of our Suzhou manufacturing operations.

We depend on original design manufacturers, contract manufacturers and component suppliers which may not have adequate capacity to fulfill our needs and which may not meet our quality and delivery objectives.

Original design manufacturers and contract manufacturers produce key portions of our product lines for us. Our reliance on them involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance of the contractors’ assembly processes. Any financial instability of our manufacturers or contractors could result in our having to find new suppliers, which could increase our costs and delay our product deliveries. These manufacturers and contractors may also choose to discontinue building our products for a variety of reasons. Consequently, we may experience delay in the timeliness, quality and adequacy in product deliveries, any of which could harm our business and operating results.

Lead times for materials and components ordered by us or our contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time we have experienced supply shortages and fluctuations in component prices. In the second half of fiscal year 2004, we experienced lengthening lead times on semiconductors and base metals used in our pointing device, keyboard and video products. While we are trying to manage our component levels through the purchase of buffer stock, there is no guarantee that we will be able to maintain the inventory levels that are required by our product demand. Currently, the shortages have not impacted our product cost. In addition, we may be at risk for these components if our customers reject or cancel orders unexpectedly or with inadequate notice. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could harm our business, financial condition and operating results.

We purchase key components and products from single or limited sources, and our business and operating results could be harmed if supply is restricted or ends.

We purchase some products and some key components used in our products from single or limited sources. In particular, a significant portion of our cordless keyboards is single-sourced and the sensor in our optical mice is provided by one supplier. If the supply of these products or key components is restricted or ends, we may be unable to find a new supplier at all, or on acceptable terms, or our new and existing product shipments could be delayed, any of which could harm our business, financial condition and operating results.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we will lose sales.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture our products and manage centralized distribution centers. From time to time, we change third party logistics providers such as warehouse managers and freight forwarders. During the second half of fiscal year 2004, we started to phase out our third party distribution center in Europe and will be moving to a new third party distribution center as well as evaluating changes in both international and domestic freight forwarders. If we do not successfully coordinate the timely manufacture and distribution of our products, we may have insufficient supply of products to meet customer demand, or we may experience a build-up in inventory.

A significant portion of our quarterly orders and product deliveries occur in the last month of the fiscal quarter, generally with a concentration in the final week of that month. This places pressure on our supply chain and may magnify the potential impact to our revenues and profitability if we are unable to successfully fulfill all our orders from our customers in the quarter.

The effect of business, legal and political risks associated with foreign countries and markets could significantly harm us.

We transact a majority of our business outside the United States. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing foreign operations;

•	laws and regulations, including environmental laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	political and financial instability, leading to currency exchange losses, collection difficulties or other losses;

•	changes in VAT reimbursement;

•	foreign exchange controls; and

•	delays from customs brokers or government agencies.

Any of these risks could significantly harm our business, financial condition and operating results.

We have accumulated a significant VAT refund receivable from the Chinese government and if we do not recover this receivable, our gross margin and operating results could be significantly harmed.

In the normal course of business, we pay value-added taxes, or VAT, in China on components we purchase in China, which are refunded after export of goods manufactured in China. We file for refunds, receive approvals from Chinese tax officials and then receive our refund. Beginning in early fiscal year 2002, approval and refund delays started to occur. As a result, we have accumulated a significant VAT refund receivable that will continue to grow to the extent that our future VAT payments exceed amounts reimbursed by China or sold to third parties. We have received assurances from Chinese officials that all approved claims will be paid in full. In March and July 2003, we sold a portion of our VAT receivable to a bank on a non-recourse basis for a negotiated discount. If we are unable to collect our VAT receivable for any reason, or if we are unable to negotiate similar non-recourse sales of our remaining or future VAT receivable, we could experience both a one-time charge for the write-down of our VAT receivable and on-going lower margins due to the lack of reimbursement of VAT, either of which could significantly harm our financial condition and operating results.

Our introduction of new product lines may consume significant resources and not result in significant future revenues.

We will continue to expand our product offerings with new product lines such as headsets for mobile phones, and other products that are outside of our traditional area of expertise. To accomplish this, we have committed resources to develop, sell and market these new products. With limited experience in these product lines and because these products may be based on technologies that are new to us, it may be difficult for us to accurately predict revenues, manufacturing costs, customer support costs and product returns. In addition, because the technologies may be new to us, we may have a greater risk of unknowingly infringing on proprietary technology. Our ongoing investments in the development and marketing new lines of products could produce higher costs without a proportional increase in revenues.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure agreements and licenses, to protect our intellectual property.

We hold various United States patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the patent rights granted will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued with claims of the scope sought by us. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions, may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

We are also increasing our reliance on technologies that we license or acquire from others. We may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of our products or to current or future technologies. These licenses or other rights may not be available on commercially reasonable terms, or at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, financial condition and operating results. Moreover, the use of intellectual property licensed from third parties may limit our ability to protect the proprietary rights in our products.

Pending lawsuits could adversely impact us.

Through our U.S. subsidiary we are currently involved in pending lawsuits with respect to patent infringement claims by third parties and commercial matters that arise in the normal course of business. We believe that these lawsuits are without merit and intend to defend them vigorously. However, our defense of these actions may not be successful. Any judgment in or settlement of these lawsuits may have a material adverse impact on our business, financial condition and results of operations.

Pending and future litigation and disputes arising over patent infringement claims, commercial matters, or other litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of effort by our technical and management personnel, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could harm our business, financial condition and operating results.

Our effective tax rates may increase in the future, which could harm our operating results.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. If our effective tax rate increases in a future period, our operating results will be adversely impacted, and specifically our net income and earnings per ADS and per registered share will decrease. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuation in our effective income tax rate. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. As a result, our effective income tax rate may increase in future periods, which could harm our financial condition and operating results.

LOGITECH INTERNATIONAL S.A.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results.

Foreign Currency Exchange Rates

We are exposed to foreign currency exchange rate risk inherent in the ordinary course of business, including anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. Dollar. We transact business in approximately 30 currencies worldwide, of which the most significant to our operations are the Euro, Taiwan Dollar, Swiss Franc and Japanese Yen. With the exception of our manufacturing subsidiaries in China, which use the U.S. Dollar as their functional currency, our international operations primarily use the local currencies as the functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive income in shareholders’ equity.

The table below provides information about our underlying transactions that are sensitive to foreign exchange rate changes, primarily nonfunctional currency-denominated assets and liabilities. The table below represents the U.S. dollar impact on our earnings of a 10% appreciation and a 10% depreciation of the functional currency as compared to the transaction currency.

Functional Currency	Transaction Currency	Net Exposed Long (Short) Currency Position	FX Gain (Loss) From 10% Appreciation of Functional Currency	FX Gain (Loss) From 10% Depreciation of Functional Currency
		(in thousands)
U.S. dollar	Swiss Franc	$324	$(29)	$36
U.S. dollar	Japanese Yen	6,972	(634)	775
U.S. dollar	Euro	1,239	(113)	138
U.S. dollar	British pound sterling	679	(62)	75
U.S. dollar	Taiwan dollar	3,343	(304)	371
U.S. dollar	Singapore dollar	815	(74)	91
Euro	British pound sterling	7,693	(699)	855
Euro	Swiss Franc	1,131	(103)	126
Euro	Swedish Kroner	(2,564)	233	(285)
U.S. dollar	Chinese Yen	(5,523)	502	(614)
U.S. dollar	Canadian dollar	1,216	(111)	135
U.S. dollar	Australian dollar	(510)	46	(57)
U.S. dollar	Swedish Kroner	808	(73)	90

		$15,623	$(1,421)	$1,736

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency.

On June 8, 2001 the Company sold CHF 170 million (US $95.6 million) Swiss Franc denominated 1% Convertible Bonds which mature in 2006. Although the Company is exposed to foreign exchange risks on this long-term obligation, the Swiss Franc liability serves to partially offset the effect of exchange rate fluctuations on assets held in European currencies. Unrealized gains or losses resulting from translation of the bonds to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity. At December 31, 2003, the carrying amount of the convertible bonds was US $138.8 million, which reflects the exchange rate fluctuation of $10 million during the nine month period ended December 31, 2003 and the accretion of the redemption premium over the life of the debt. If the U.S. dollar strengthened by 10% in comparison to the Swiss Franc, the increase in the cumulative translation adjustment component of shareholders’ equity would have been $12.3 million. If the U.S. dollar weakened by 10% in comparison to the Swiss Franc, a decrease of approximately $15 million would have occurred in the cumulative translation adjustment component of shareholders’ equity.

From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. The amount of the forward exchange contracts is based on forecasts of inventory purchases. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. At December 31, 2003, the notional amount of forward foreign exchange contracts outstanding was $36.0 million. These forward contracts generally mature within three months. As of December 31, 2003, unrealized losses on the fair value of outstanding foreign exchange hedging contracts were $.4 million. If the U.S. dollar had depreciated by 10% as compared to the hedged foreign currency, an approximate $1.9 million unrealized loss in our forward foreign exchange contract portfolio would have occurred. If the U.S. dollar had appreciated by 10% as compared to the hedged foreign currency, an unrealized gain of approximately $1.2 million in our forward foreign exchange contract portfolio would have occurred.

Interest Rates

The Company’s long-term debt is fixed rate. A change in market interest rates, therefore, has no impact on interest expense or cash flows.

Changes in interest rates could impact our anticipated interest income on its cash equivalents and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 10% adverse or favorable change in interest rates from the rates at December 31, 2003 and 2002 would not have a material adverse effect on our results of operations, cash flows or financial condition for the periods ended December 31, 2003 and 2002.

LOGITECH INTERNATIONAL S.A.

OTHER INFORMATION

Independent Accountant Services

We currently engage PricewaterhouseCoopers SA (“PwC”) as our independent auditors. In addition to the audit services they provide with respect to our annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to us in the past and may provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of the financial statements of the Company. PwC performs the following non-audit services that have been approved by our Audit Committee of the Board of Directors: Tax planning and compliance advice, advising on potential acquisitions and other transactions, and consultations regarding implementation of various provisions of the Sarbanes-Oxley Act.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2003, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Control over Financial Reporting

There were no significant changes in the Company’s internal control over financial reporting that occurred during the period ended December 31, 2003 that materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

By:	/s/ Guerrino De Luca
Guerrino De Luca
President and Chief Executive Officer

By:	/s/ Kristen M. Onken
Kristen M. Onken
Chief Financial Officer

February 5, 2004